EXHIBIT 21

SUBSIDIARIES

Alert Alarm Company, Inc.	California
American Burglar & Fire Alarm Co.	New Mexico
American Home Security, Inc.	Nevada
Criticom International Corporation	New Jersey
Everest Video Systems, LLC	Delaware LLC – 50% membership
Guardian Group, LLC	New Jersey
Integrated Alarm and Security, LLC	New Jersey
Integrated Alarm Services, Inc.	Delaware
Madison Protection, Inc.	Delaware
Monital Funding Corporation	New Jersey
Monital Signal Corporation	New Jersey
Morlyn Financial Group, LLC	New Jersey
National Alarm Computer Center, Inc.	Delaware
Norco Alarms, Inc.	California
Securion Central Control Inc.	Delaware
Securion Protection Network Inc.	Delaware
Security General Corporation	California
Shield Signal Corp.	California
Teleguard Security Systems, Inc.	California
Walter Breese, Incorporated	California